FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

8 August 2005

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

  Quarter 1 Results 2005/2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date 8 August 2005

INDEX TO EXHIBITS

Exhibit No.	Description
1.	Quarter 1 Results 2005/2006

GOOD Q1 RESULTS

Pre-tax profit of £124 million

  Operating profit of £176 million
  Operating margin of 8.5 per cent
  Revenue up 8.3 per cent to £2.1 billion

  Net unit costs improve 0.1 per cent

  Net debt down at £2.5 billion

British Airways today reported its quarterly financial results for the period ending June 30th, 2005, prepared under International Financial Reporting Standards (IFRS). All comparative results are also reported under IFRS.

The airline reported a pre-tax profit of £124 million (2004: £75 million profit) for the first quarter to June 30, 2005.

The operating profit for the first quarter was £176 million (2004: £129 million profit) delivering an operating margin of 8.5 per cent (2004: 6.8 per cent).

Sir Rod Eddington, British Airways' chief executive, said: "These are good results despite a

37.6 per cent increase in fuel costs. The improvement in passenger revenue is driven by more customers flying in our premium cabins.

"During the quarter we continued to improve the service we offer to our customers. Online customers can now book hotels, car hire and sightseeing tours on ba.com, as well as flights, in a single transaction. Online boarding passes are now accepted at 53 airports and the use of e-tickets continues to rise with 94 per cent of our customers using them on eligible routes.

"We began new services to Shanghai, announced plans to increase flights to India and will next year add four new European destinations to our network. We have fitted our award winning Club World flat beds on four Boeing 767s. We have improved our Skyflyers service for families with a refurbished lounge at Heathrow Terminal 1. We were also delighted to back the winning bid to stage the Olympics in London in 2012.

"Finally, these are my last quarterly financial results at the airline and I would like to thank our staff for their support during the last five years. Their commitment to rebuilding our business has helped return British Airways to the top of the airline operating profit league table.

"There is still much work to be done to achieve a 10 per cent operating margin and I am confident that under Willie Walsh's leadership, our people will continue to rise to the challenge."

Martin Broughton, British Airways' chairman, said: "Record passenger loads in July indicate that the short term impact of the London bombings was not material although it is too early to say what the long term impact will be. When taken together with the uncertain economic outlook and volatility in both fuel prices and the US Dollar exchange rate, accurate forecasting is even more of a challenge than usual. Market conditions, however, remain broadly unchanged.

"The continuing strength of the US Dollar and increased surcharges have improved the revenue outlook. We now expect total revenue for the year to March 2006 to grow by 5.5 - 6.5 per cent. Capacity and volume are still expected to increase by about 3 per cent with total yield flat.

"We now expect fuel costs, net of hedging, to be about £525 million more than last year, a further increase of £75 million, largely driven by the stronger US Dollar."

In a tribute to Sir Rod Eddington, he added: "British Airways has become a leaner and more robust company under Rod's leadership, with a loyal, motivated workforce. His legacy is the culture change he has introduced across the company, in particular, the widespread acceptance and understanding of the need to achieve a 10 per cent operating margin."

Passenger capacity, measured in available seat kilometres (ASKs), increased by 1.5 per cent for the quarter and revenue passenger kilometres (RPKs) were up 2.5 per cent. Seat factor was up 0.7 points at a record 75.6 per cent in the quarter.

Yield measured as pence per RPK increased by 1.5 per cent - driven by more premium traffic.

Cargo volumes, measured in cargo tonne kilometers (CTKs), were down 2.6 per cent compared with last year, with yields up 2.7 per cent. Overall load factor was 69 per cent, down 0.2 points on last year.

Total costs were up by 6.2 per cent largely driven by a 37.6 per cent increase in the cost of fuel. Selling costs reduced by 21.7 per cent due to travel agents' commission restructuring and increased online sales. Net unit costs improved by 0.1 per cent in the same period.

Employee costs rose 5.4 per cent reflecting wage awards and increased pension costs, only partially offset by manpower reductions.

Revenue in the quarter, at £2.1 billion, was up 8.3 per cent. Net debt was £2,527 million, down £395 million since the start of the financial year.

ends

August 5, 2005 075 /KG/05

Notes to Editors

  Plans for new European routes from Gatwick include Grenoble this year and Tirana, Varna, Izmir and Reykjavik next year.

  For all periods up to and including March 2005, British Airways has previously prepared its Group financial statements under UK Generally Accepted Accounting Practice (UK GAAP).

  British Airways restated its 2004/05 accounts to International Financial Reporting Standards (IFRS). The restated accounts were published on July 4, 2005. All comparators referred to are based on these restated accounts.

A webcast of British Airways' conference call to city analysts can be accessed via the internet www.bashares.com - on Friday, August 5 at 2pm.

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's 'Future Size and Shape' programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2005.

FIRST QUARTER RESULTS 2005-2006 (unaudited)

OPERATING AND FINANCIAL STATISTICS (unaudited)
		Three months ended
			June 30	Better/
		2005	2004	(Worse)

Revenue	£m	2,059	1,902	8.3%

Profit before tax	£m	124	75	65.3%

Profit after tax	£m	90	43	nm

Net assets	£m	1,783	1,028	73.4%

Basic earnings per share	p	8.3	3.7	nm

nm: Not meaningful
		Three months ended
			June 30	Better/
		2005	2004	(Worse)

TOTAL GROUP OPERATIONS

TRAFFIC AND CAPACITY

RPK (m)		27,768	27,083	2.5%
ASK (m)		36,706	36,150	1.5%
Passenger load factor (%)		75.6	74.9	0.7pts
CTK (m)		1,185	1,217	(2.6)%
RTK (m)		3,949	3,909	1.0%
ATK (m)		5,722	5,652	1.2%
Overall load factor (%)		69.0	69.2	(0.2)pts
Passengers carried (000)		9,177	9,288	(1.2)%
Tonnes of cargo carried (000)		193	216	(10.6)%

FINANCIAL

Operating profit (£m)		176	129	36.4%
Operating margin (%)		8.5	6.8	1.7pts
Passenger revenue per RPK (p)		6.09	6.00	1.5%
Passenger revenue per ASK (p)		4.60	4.50	2.2%
Cargo revenue per CTK (p)		9.96	9.70	2.7%
Total traffic revenue per RTK (p)		45.78	44.59	2.7%
Total traffic revenue per ATK (p)		31.60	30.84	2.5%
Net operating expenditure
per RTK (p)		41.33	41.29	(0.1)%
Net operating expenditure
per ATK (p)		28.52	28.56	0.1%
Average fuel price before hedging
(US cents/US gallon)		161.81	115.52	(40.1)%

TOTAL AIRLINE OPERATIONS (Note 1)

OPERATIONS

Average Manpower Equivalent (MPE)		46,079	46,280	0.4%
ATKs per MPE (000)		124.2	122.1	1.7%
Aircraft in service at
period end		287	290	(3)

Note 1: Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

CHAIRMAN'S STATEMENT

International Financial Reporting Standards

British Airways consolidated financial statements are now prepared under International Financial Reporting Standards (IFRS). As permitted under IFRS 1, the group decided to defer the adoption of IAS 39 and IAS 32 until April 1, 2005. As a consequence the comparative information for 2004/05 (published on July 4, 2005) was prepared applying IFRS standards with the exception of IAS 32 and 39 - these standards are applied for the first time this quarter. (The basis of preparation is detailed on page 8).

Group Performance

Group profit before tax for the three months to June 30 was £124 million; this compares with a profit of £75 million last year.

Operating profit - - at £176 million - - was £47 million better than last year. The improvement in operating profit primarily reflects an increase in passenger revenue, partially offset by the increase in the cost of fuel net of fuel surcharges and higher engineering and employment costs.

The operating margin was 8.5%, 1.7 points better than last year.

Cash inflow from operating activities was £349 million for the quarter, with closing cash, cash equivalents and short term deposits at £1,936 million representing a £254 million increase versus March 31. Net debt fell by £395 million from March 31, 2005 to £2,527 million.

Turnover

For the three month period, Group turnover - - at £2,059 million - - was up 8.3%, including passenger revenue up 4.0%. The flying programme was 1.2% larger in ATKs. Passenger yield (pence per RPK) for the three months improved by 1.5% compared with last year, largely driven by cabin mix; seat factor was up 0.7 points at a record 75.6% on capacity 1.5% higher in ASKs.

Cargo revenue was flat compared with last year, reflecting yields up 2.7%, offset by reduced volumes (CTKs were down 2.6%).

Overall load factor was down 0.2 points at 69.0%.

Costs

For the quarter, group net unit costs (pence/ATK) improved by 0.1% on the same period last year. This reflects the net cost increase of 1.1% on capacity 1.2% higher in ATKs.

Total expenditure from operations was up by 6.2%. Fuel costs increased by 37.6% due to increases in fuel price net of hedging partially offset by exchange; engineering costs increased by 21.9% due primarily to the phasing of engine inputs and costs for an additional cargo freighter; employee costs increased by 5.4% mainly reflecting wage awards and increased pension service costs, only partially offset by manpower reductions. These increases were partially offset by continued reductions in selling costs, down 21.7% due to agents' commission restructuring and increased online sales.

Non Operating Items

Interest expense reduced by £7 million from last year to £59 million reflecting the impact of lower debt. Interest income at £21 million was £3 million higher than last year reflecting higher cash balances.

Retranslation of currency borrowings generated a charge of £9 million, (prior year: £12 million credit), due to the retranslation of dollar and yen debt. The retranslation - - a non-cash item required by standard accounting practice - - results from the strengthening of the dollar and yen against sterling.

Loss on disposals of fixed assets and investments was £3 million.

Tax

The tax rate for the quarter was 27%, largely as a result of non-taxable income. The company expects to return to a UK taxpaying position this year, and accordingly we anticipate paying £50 million in Corporation tax in the current year.

Earnings Per Share

The earnings attributable to shareholders for the three months was equivalent to 8.3 pence per share, compared with last year's earnings per share of 3.7 pence.

Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were £2,527 million at June 30 - - down £395 million since the start of the year (partly due to the conversion of the £112 million of bonds from debt to equity) and £4.1 billion from the December 2001 peak. The net debt/total capital ratio reduced by 9.1 points from March 31 to 58.6%. The net debt/total capital ratio including operating leases was 65.0%, a 7.4 point reduction from March 31. The reduction in adjusted gearing is partly due to the conversion of the convertible capital bonds from debt to equity (2.2 points) and partly due to the adoption of IAS 39 from April 1, 2005. The adoption of IAS 39 resulted in equity increasing by £183 million versus last year, and gearing reducing by 2.4 points.

Cash Flow

During the quarter we generated a positive cash flow from operating activities of £349 million, £28 million higher than last year. Including current interest bearing deposits, the cash position at June 30, 2005 was £1.9 billion, an increase of £254 million compared with March 31, 2005.

Aircraft Fleet

During the quarter the Group fleet in service reduced by three to 287 aircraft, following the sale of a BAe 146 and returns to lessors of a Boeing 737-500 aircraft and a de Havilland Canada DHC-8 aircraft.

Outlook

Record passenger loads in July indicate that the short term impact of the London bombings was not material although it is too early to say what the long term impact will be. When taken together with the uncertain economic outlook and volatility in both fuel prices and the US Dollar exchange rate, accurate forecasting is even more of a challenge than usual.

Market conditions, however, remain broadly unchanged.

The continuing strength of the US Dollar and increased surcharges have improved the revenue outlook. We now expect total revenue for the year to March 2006 to grow by 5.5 - 6.5%. Capacity and volume are still expected to increase by about 3% with total yield flat.

We now expect fuel costs, net of hedging, to be about £525 million more than last year, a further increase of £75 million, largely driven by the stronger US Dollar.

As announced in our latest Business Plan, our focus is on preparing for the move to Terminal 5 in 2008, investing in products for our customers and continuing to drive simplification to deliver a competitive cost base.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2005.

CONSOLIDATED INCOME STATEMENT (unaudited)

	Three months ended
		June 30	Better/
	2005 £m	2004 £m	(Worse)

Traffic Revenue
Passenger	1,690	1,625	4.0%
Cargo	118	118
	1,808	1,743	3.7%
Other revenue	251	159	57.9%
TOTAL REVENUE	2,059	1,902	8.3%
Employee costs	570	541	(5.4)%
Depreciation and amortisation	178	178
Aircraft operating lease costs	25	26	3.8%
Fuel and oil costs	355	258	(37.6)%
Engineering and other
aircraft costs	117	96	(21.9)%
Landing fees and en route
charges	142	141	(0.7)%
Handling charges, catering and
other operating costs	234	233	(0.4)%
Selling costs	108	138	21.7%
Currency differences	(5)	(4)	25.0%
Accommodation, ground equipment
and IT costs	159	166	4.2%

TOTAL EXPENDITURE FROM OPERATIONS	1,883	1,773	(6.2)%

OPERATING PROFIT	176	129	36.4%

Fuel derivative gains*	1		nm
Interest expense	(59)	(66)	10.6%
Interest income	21	18	16.7%
Financing income and expense relating to pensions	(4)	(11)	63.6%
Retranslation (charges)/credits
on currency borrowings	(9)	12	nm
Loss on sale of fixed assets
and investments	(3)	(3)
Share of losses in associates	(1)	(4)	75.0%
Income relating to fixed asset
investments	2		nm

PROFIT BEFORE TAX	124	75	65.3%

Tax	(34)	(32)	(6.3)%
PROFIT AFTER TAX	90	43	nm

Attributable to:
Equity holders of the parent	90	43	nm
Minority interest
	90	43	nm

Earnings per share:
Basic	8.3	3.7	nm
Fully diluted	7.9	3.7	nm

nm: Not meaningful

* Fuel derivative gains reflect the ineffective portion of unrealised gains and losses on fuel derivative hedges required to be recognised through the income statement under IAS 39.

CONSOLIDATED BALANCE SHEET (unaudited)
	June 30	June 30	March 31
	2005 £m	2004 £m	2005 £m
NON-CURRENT ASSETS
Property, plant and equipment
Fleet	6,843	7,108	6,944
Property	985	1,074	1,000
Equipment	378	468	385
	8,206	8,650	8,329

Goodwill	72	72	72
Landing rights	121	94	122
Other intangible assets	55	12	60
Investments in associates	120	421	126
Long term investments	29	30	30

Available-for-sale financial assets	4
Employee benefit assets	137	131	137
Other financial assets	107	42	38

TOTAL NON-CURRENT ASSETS	8,851	9,452	8,914

NON-CURRENT ASSETS HELD FOR SALE	3	1	5

CURRENT ASSETS AND RECEIVABLES
Expendable spares and other inventories	86	73	84
Trade receivables	738	705	685
Other current assets	567	319	301
Other current interest bearing deposits	903	1,356	1,134
Cash and cash equivalents	1,033	379	548
	1,936	1,735	1,682

TOTAL CURRENT ASSETS AND RECEIVABLES	3,327	2,832	2,752

TOTAL ASSETS	12,181	12,285	11,671

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Issued share capital	283	271	271
Treasury shares	(24)	(30)	(26)
Other reserves	1,512	577	940

TOTAL SHAREHOLDERS' EQUITY	1,771	818	1,185

MINORITY INTEREST	12
TOTAL EQUITY	1,783

Equity minority interest		10	12
Non-equity minority interest		200	200
MINORITY INTERESTS		210	212

PROVISIONS
Employee benefit obligations	1,816	1,891	1,820
Provisions for deferred tax	906	745	816
Other provisions	41	39	34
TOTAL PROVISIONS	2,763	2,675	2,670

NON-CURRENT LIABILITIES
Interest bearing long-term borrowings	4,016	4,758	4,045
Convertible long-term borrowings		112
Other long term liabilities	304	327	306
TOTAL LONG-TERM LIABILITIES	4,320	5,197	4,351

CURRENT LIABILITIES
Current portion of long-term borrowings	447	689	447
Convertible long-term borrowings			112
Trade and other payables	2,811	2,688	2,658
Current tax payable	57	8	36
TOTAL CURRENT LIABILITIES	3,315	3,385	3,253

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	12,181	12,285	11,671

CONSOLIDATED CASHFLOW STATEMENT (unaudited)

	Three months ended
		June 30	Better/
	2005 £m	2004 £m	(Worse)

CASHFLOWS FROM OPERATING ACTIVITIES
Operating profit	176	129	47
Depreciation and amortisation	178	178
Operating cashflow before working capital changes	354	307	47
Increase in inventories and other receivables	(66)	(52)	(14)
Increase in trade and other payables and provisions	111	115	(4)
Other non-cash movements	2	2

Cash generated from operations	401	372	29
Interest paid	(48)	(52)	4
Taxation	(4)	1	(5)

NET CASHFLOW FROM OPERATING ACTIVITIES	349	321	28

CASHFLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(40)	(51)	11
Purchase of interest in associated undertaking		(3)	3
Proceeds from sale of property, plant and equipment	4	51	(47)
Costs of disposal of subsidiary undertakings		(5)	5
Interest received	18	11	7
Dividends received	2	5	(3)
Decrease/(increase) in interest bearing deposits	233	(718)	951

NET CASH USED IN INVESTING ACTIVITIES	217	(710)	927

CASHFLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	(12)	(23)	11
Payment of finance lease liabilities	(69)	(227)	158
Exercise of share options	1		1
Distributions made to holders of perpetual securities	(3)	(3)

NET CASH USED IN FINANCING ACTIVITIES	(83)	(253)	170

Net increase/(decrease) in cash and cash equivalents	483	(642)	1,125
Net foreign exchange difference	2	(6)	8
Cash and cash equivalents at March 31	548	1,027	(479)

CASH AND CASH EQUIVALENTS AT JUNE 30	1,033	379	654

These summary financial statements were approved by the Directors on August 4, 2005.

NOTES TO THE ACCOUNTS (unaudited)
For the period ended June 30, 2005

1 BASIS OF PREPARATION

These summary financial statements have been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS)* issued by the International Accounting Standards Board (IASB) and with those of the Standing Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB with the exception of the disclosure requirements of IAS 34 - 'Interim Reporting'. The accounting policies and basis of preparation differ from those set out in the Report and Accounts for the year ended March 31, 2005 which were prepared in accordance with United Kingdom accounting standards and the Companies Act 1985 (UK GAAP).

A summary of the significant accounting policies used in the preparation of these financial statements under IFRS and a summary of the impact of the change from UK GAAP to IFRS on comparative periods as required by IFRS 1 - 'First-time adoption of International Financial Reporting Standards' were included in the group's 'Release of financial information for 2004/05 under International Financial Reporting Standards' published on July 4, 2005. The release included the quarterly results for the quarters ended June 30, 2004, September 30, 2004, December 31, 2004 and March 31, 2005 restated under the recognition and measurement rules of IFRS and a summary of the significant differences to UK GAAP. The release also included restated balance sheets at those dates in addition to the restated balance sheet at April 1, 2004, the group's transition date to IFRS.

As permitted under IFRS 1, the group elected to apply the requirements of IAS 32 - 'Financial Instruments - Disclosure and Presentation' and IAS 39 - 'Financial Instruments - Recognition and Measurement' from April 1, 2005. As a consequence certain assets and liabilities are required to be recognised and measured at fair value. As a result of the application of IAS 39 the opening net assets of the group increased by £183 million at April 1, 2005. The increase represents the fair value of financial instruments and available for sale financial assets (£193 million, net of deferred tax), partially offset by the impact of the group's share of the opening reserves adjustments of associated undertakings (£10 million). The adoption of IAS 32 had no impact on the reserves or net assets of the group except for minor presentational differences between minority interests and shareholders' equity.

Under IAS 39, financial instruments are recorded initially at fair value. Subsequent measurement of those instruments at the balance sheet date reflects the designation of the financial instrument.

Listed investments (other than interests in associates) are designated as available-for-sale assets and are recorded at fair value. Any change in the fair value is reported in reserves until the investment is sold when the cumulative reserves movement is recognised in income. Any provisions for impairment of the carrying value are reflected in income when they arise. Exchange gains and losses on monetary items are taken to income unless the item has been designated as a hedging instrument. Exchange gains and losses on non-monetary investments are reflected in reserves until the investment is sold when the balance is recognised in income.

Derivative financial instruments, comprising interest rate swap agreements, foreign exchange derivatives and fuel hedging derivatives (including options, swaps and collars) are measured at fair value on the group balance sheet. Changes in the fair value are reported through operating income or financing according to the nature of the derivative financial instrument unless the derivative financial instrument has been designated as a hedge of a highly probable expected future cashflow. Gains and losses on forward exchange contracts to hedge capital expenditure commitments are recognised as part of the total sterling carrying cost of the relevant tangible asset as the contracts mature or are closed out. Gains and losses on derivative financial instruments designated as hedging instruments that are expected to be highly effective at inception and were highly effective for the period are taken to reserves and reflected in the income statement when the cashflow either occurs or ceases to be highly probable.

Certain loan repayment instalments denominated in US dollars and Japanese yen are designated as hedges of highly probable future foreign currency revenues. Exchange differences arising from the translation of these loan repayment instalments are taken to reserves until the future revenue occurs when the cumulative exchange difference is recognised in income.

The hedging relationships are tested for effectiveness in accordance with IAS 39 - 'Financial Instruments'.

Long term borrowings, finance leases and hire purchase agreements are recorded at amortised cost. Certain leases contain interest rate swaps that are closely related to the underlying financing and, as such, are not accounted for as an embedded derivative. The carrying value of the interest rate swap is reflected within the carrying value of the long term borrowing.

NOTES TO THE ACCOUNTS (unaudited) (Continued)
For the period ended June 30, 2005

BASIS OF PREPARATION (continued)

The financial information presented has been prepared on the basis of those Standards and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and Standing Interpretations Committee (SIC) that are expected to be applicable to 2005/06 financial reporting. These are subject to ongoing review and endorsement by the European Commission, whilst the application of the Standards continues to be subject to interpretation by IFRIC as well as emerging industry consensus. As a consequence, further adjustments to the accounting policies and treatments may need to be made in the first complete set of IFRS financial statements for 2005/06 for the year ending March 31, 2006.

These financial statements have been prepared on a historical cost convention except for certain financial assets and liabilities, including derivative financial instruments and available-for-sale financial assets, that are measured at fair value. The carrying value of recognised assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged.

* For the purposes of these statements IFRS also include International Accounting Standards (IAS).

2 FINANCE COSTS / INCOME
	Three months ended
		June 30
	2005 £m	2004 £m

INTEREST EXPENSE
Interest payable on bank and other loans and
finance charges payable under finance leases and
hire purchase contracts	59	66
Interest capitalised
Total interest costs	59	66

INTEREST INCOME
Bank interest receivable	21	18
Total interest income	21	18

FINANCING INCOME AND EXPENSE RELATING TO PENSIONS
Financing income and expense relating to pensions	4	11
Amortisation of actuarial (gains)/losses on pensions
Total financing income and expense relating to pensions	4	11

Retranslation on currency borrowings	(9)	12

3 LOSS ON SALE OF FIXED ASSETS AND INVESTMENTS
	Three months ended
		June 30
	2005 £m	2004 £m

Net loss on the disposal of property, plant and
equipment	(3)	(3)

	(3)	(3)

4 TAX

The tax charge for the quarter is £34 million, £12 million of which represents deferred tax in the UK and £22 million represents current tax in the UK.

5 EARNINGS PER SHARE

Basic earnings per share for the quarter ended June 30, 2005 are calculated on a weighted average of 1,080,074,000 ordinary shares (June 2004: 1,070,112,000; March 2005: 1,071,126,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended June 30, 2005 are calculated on a weighted average of 1,128,239,000 ordinary shares (June 2004: 1,118,145,000; March 2005: 1,126,485,000).

The number of shares in issue at June 30, 2005 was 1,130,882,000 (June 30, 2004: 1,082,903,000; March 31, 2005: 1,082,903,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (unaudited) (Continued)
For the period ended June 30, 2005

6 RECONCILIATION OF MOVEMENT IN NET DEBT TO CHANGES IN CASH FLOWS
	Three months ended
		June 30
	2005 £m	2004 £m

Increase/(decrease) in cash and cash equivalents during the period	483	(642)
Net cash used in repayment of long-term borrowings	81	250
(Reduction)/increase in interest bearing deposits	(233)	718
Change in net debt resulting from cash flows	331	326
New finance leases taken out and hire
purchase arrangements made	(2)	(3)
Conversion of Convertible Capital Bonds 2005	112
Exchange movements	(46)	11
Movement in net debt during the period	395	334
Net debt at April 1	(2,922)	(4,158)
Net debt at period end	(2,527)	(3,824)

Net debt comprises the current and non-current portions of long-term borrowings, convertible long-term borrowings and overdrafts, less cash and cash equivalents plus interest-bearing short-term deposits.

7 ANALYSIS OF LONG-TERM BORROWINGS
	June 30	June 30	March 31
	2005 £m	2004 £m	2005 £m

Interest bearing long-term borrowings comprise:
Loans	1,102	1,103	1,105
Finance Leases	1,488	1,938	1,493
Hire purchase arrangements	1,426	1,717	1,447

	4,016	4,758	4,045

Current portion of long-term borrowings comprise:
Loans	62	100	63
Finance Leases	100	137	96
Hire purchase arrangements	285	452	288

	447	689	447

8 RESERVES
	June 30	June 30	March 31
	2005 £m	2004 £m	2005 £m
Balance at April 1	940	557	557
Transitional effects from the adoption of IAS 39 and IAS 32	383
Profit for the period	90	43	392
Distributions to perpetual preferred security holders	(3)	(3)	(14)
Conversion of Convertible Capital Bonds 2005	100
Exchange and other movements	2	(20)	5

	1,512	577	940

9 The figures for the three months ended June 30, 2005 and 2004 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year ended March 31, 2005 have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report and did not contain a statement under Section 237 of the Companies Act 1985.

INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction

We have been instructed by the Company to review the financial information for the three months ended June 30, 2005, which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement and Notes to the Accounts. We have read the other information contained in the first quarter results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The first quarter results, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with those IFRSs adopted for use by the European Union.

The accounting policies are consistent with those that the directors intend to use in the next financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRS adopted for use by the European Union.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit.

Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended June 30, 2005.

Ernst & Young LLP

London

August 4, 2005

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

(unaudited and for information only)

The accounts have been prepared in accordance with the measurement and recognition requirements of International Financial Reporting Standards (IFRS) that differ in certain respects from those generally accepted in the United States.

The group has restated the comparatives to recognise the adoption of IFRS.

The adjusted net income and shareholders' equity applying US GAAP are set out below:

		Three months ended
			June 30
		2005 £m	2004 £m

Profit for the period as reported in the
Group profit and loss account		90	43
US GAAP adjustments		(59)	15
Net income as so adjusted to
accord with US GAAP		31	58

Net income per Ordinary Share
as so adjusted
Basic		2.9p	5.4p
Diluted		2.7p	5.4p

Net income per American Depositary Share
as so adjusted
Basic		29p	54p
Diluted		27p	54p

		June 30	March 31
	2005 £m	2004 £m	2005 £m

Shareholders' equity and minority interests as
reported in the Group balance sheet	1,783	1,028	1,397
US GAAP adjustments	530	980	766
Shareholders' equity and minority interests as so
adjusted to accord with US GAAP	2,313	2,008	2,163

AIRCRAFT FLEET
(unaudited and for information only)

	Number in service with Group companies at June 30, 2005

	On Balance	Off Balance		Changes
	Sheet Aircraft	Sheet Aircraft	Total June 2005	Since March 2005	Future deliveries	Options
AIRLINE OPERATIONS (Note 1)

Boeing 747-400	57		57
Boeing 777	40	3	43
Boeing 767-300	21		21
Boeing 757-200	13		13
Airbus A319 (Note 2)	21	12	33		3	45
Airbus A320 (Note 3)	9	17	26		3
Airbus A321	6		6		1
Boeing 737-300		5	5
Boeing 737-400 (Note 4)	18		18
Boeing 737-500		9	9	(1)
Turboprops (Note 5)		8	8	(1)
Embraer RJ145	16	12	28
Avro RJ100		16	16
British Aerospace 146	4		4	(1)
GROUP TOTAL	205	82	287	(3)	7	45

Notes:

1. Includes those operated by British Airways Plc and British Airways CitiExpress Ltd.

2. Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.

3. Excludes 1 Airbus 320 sub-leased to GB Airways.

4. Excludes 2 Boeing 737-400s sub-leased to Air One.

5. Comprises 8 de Havilland Canada DHC-8s. Excludes 5 British Aerospace ATPs stood down pending return to lessor and 12 Jetstream 41s sub-leased to Eastern Airways.